UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549



SCHEDULE 13G
(Rule 13d-102)



INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 12)1


MITY ENTERPRISES, INC.
--------------------------------
(Name of Issuer)


CLASS A COMMON STOCK
-----------------------------------
(Title of Class of Securities)


606850105
-------------------------
(Cusip Number)




Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)


1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)




[Continued on the following page(s)]
Page 1 of 5 Pages

CUSIP No. 606850105              13G                     Page 2 of 5 Pages
----------------------------------------------------------------------------
1.   Name of reporting persons
     S.S. or I.R.S. identification no. of above persons

          Peter Najar              Constance S. Crump

-----------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group*
                                                  (a)[   ]
          Husband/Wife                            (b)[ x ]
-----------------------------------------------------------------------------
3.        SEC use only

-----------------------------------------------------------------------------
4.        Citizenship or place of organization

          USA
-----------------------------------------------------------------------------
                              5.   Sole Voting Power
                                   Najar = 95,524, Crump = 17,583
     Number of                -----------------------------
     shares                   6.   Shared Voting Power
     beneficially
     owned by                      Crump = 6,000
     each                     -----------------------------
     reporting                7.   Sole Dispositive Power
     person
     with                          Najar = 95,524, Crump = 17,583
                              -----------------------------
                              8.   Shared Dispositive Power

                                   Crump = 6,000
-----------------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person

           95,524   Najar direct
           17,583   Crump direct
            6,000   Crump indirect
          -------
          119,107   total
-----------------------------------------------------------------------------
10.  Check box if the aggregate amount in row (9) excludes certain shares*
                                                                 [   ]
-----------------------------------------------------------------------------
11.  Percent of class represented by amount in row 9
           2.9% Najar
           0.7% Crump
          -----
           3.6% Total
-----------------------------------------------------------------------------
12.  Type of reporting person
          Najar = IN          Crump = IN
----------------------------------------------------------------------------

CUSIP No. 606850105              13G                     Page 3 of 5 Pages


Item 1(a).     Name of Issuer:


MITY ENTERPRISES, INC.

Item 1(b).     Address of Issuer's Principal Executive Offices:

1301 West 400 North
Orem UT  84057


Item 2(a).     Name of Person Filing:

Peter Najar & Constance S. Crump

Item 2(b).     Address of Principal Business Office or, if None, Residence:

9900 Phillips Road
Lafayette, CO 80026

Item 2(c).     Citizenship:

USA

Item 2(d).     Title of Class of Securities:

CLASS A COMMON STOCK

Item 2(e).     CUSIP Number:

606850105

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) [ ]  Broker or Dealer registered under Section 15 of the Act,

          (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the
                   Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

          (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G); see Item 7,

          (h) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

CUSIP No. 606850105              13G                     Page 4 of 5 Pages


Item 4.   Ownership:

     (a)  Amount beneficially owned: Najar direct = 95,524
                                     Crump direct = 17,583
                                     Crump ind    =   6,000    Total 119,107

     (b)  Percent of Class:      Najar direct = 2.9%
                                 Crump direct = 0.5%
                                 Crump ind    = 0.2%    Total 3.6%

     (c)  Number of shares as to which such person has:
                                                              Najar     Crump
            (i) Sole power to vote or to direct the vote:     95,524    17,583
           (ii) Shared power to vote or to direct the vote:              6,000
          (iii) Sole power to dispose or to direct the
                disposition of:                               95,524    17,583
           (iv) Shared power to dispose or to direct
                the disposition of:                                      6,000

Item 5.   Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

               If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               If a parent holding company has filed this schedule, pursuant to Rule 13-d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.   Identification and Classification of Members of the Group.

               If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

CUSIP No. 606850105              13G                     Page 5 of 5 Pages


Item 9.   Notice of Dissolution of Group.

               Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution of that all further filings with respect to transactions in the security reported on will be filed, if required, by member of the group, in the individual capacity. See Item 5.

Item 10.  Certification.

               The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect."




                         SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    Date:          January 24, 2007

                    Signature:     /s/Peter Najar     /s/ Constance S. Crump
                              ------------------------------------------------
                    Name/Title:    Peter Najar        Constance S. Crump
                                   Director           Asst Secretary


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.